

January 11, 2011

<u>VIA U.S. MAIL AND FAX (310)861-1813</u>

Mr. Peregrine C. Broadbent
Executive Vice President and Chief Financial Officer
Jefferies Group, Inc.
520 Madison Avenue
New York, NY 10022

     Re: **Jefferies Group, Inc.**
              Form 10-K for the year ended December 31, 2009
              Filed February 26, 2010
              File No. 001-14947

Dear Mr. Broadbent:

     We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                             Sincerely,

                             Kevin Woody
                             Accounting Branch Chief